Ohmyhome Limited

11 Lorong 3 Toa Payoh

Block B #04-16/21, Jackson Square

Singapore 319579

December 11, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. Benjamin Holt

Re:	Ohmyhome Limited
Draft Registration Statement on Form F-1
Submitted July 19, 2023
CIK No. 0001944902

Dear Mr. Holt,

This letter is in response to your letter on August 3, 2023, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of Ohmyhome Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on July 19, 2023. On the date hereof, the Company has filed a Registration Statement on Form F-1 (the “Registration Statement”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1 submitted July 19, 2023

General

1.	We refer to your disclosure under the section titled “Recent Developments” on page 4. We note that you have not provided financial statements or pro forma financial information for your potential acquisition of either Ohmyhome Property Inc. or HomerAI. Please tell us how you considered whether:

●	financial statements for Ohmyhome Property Inc. or HomerAI are required by Rule 3-05 of Regulation S-X;
●	pro forma financial information in connection with the Ohmyhome Property Inc. acquisition or HomerAI acquisition is required by Article 11 of Regulation S-X; and
●	Ohmyhome Property Inc. or HomerAI is a significant subsidiary under Rule 1-02(w) of Regulation S-X.

Refer to Item 4A. of Form F-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that HomerAI (short for “Home Ownership Management & E-valuation Report AI Tool”) is a technology product developed by Ohmyhome Pte. Ltd. (“Ohmyhome (S)”), the wholly-owned operating subsidiary of the Company, for the purpose of allowing homeowners to be provided with live and updated information regarding their home valuation, recent transactions in the surrounding area, as well as a financial calculator for them to calculate their cash proceeds from a sale at a set price. It is not an acquired entity or asset from a third party. Furthermore, as of the date hereof, we have not signed any definitive agreement to acquire Ohmyhome Property Inc. We also do not own any equity interest of Ohmyhome Property Inc. As of the date of this response, since there is only a non-binding MOU between the two parties for a potential acquisition, we do not believe that pro forma financial information is required for the registration statement at this juncture.

Additionally, we would like to update the Staff that on October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, and (i) Simply Real Estate Partners Pte. Ltd., (ii) Narendra Patel and (iii) Chong Jia Gen, Kenneth (the “Sellers”) entered into a Share Purchase Agreement (“SPA”) pursuant to which Ohmyhome (BVI) will be acquiring 350,140 issued and fully paid ordinary shares in the capital of Simply Sakal Pte. Ltd. (“Simply”) from the Sellers, representing 100% of the equity interest in Simply. Simply is a leading tech-enabled property management company in Singapore. The SPA was negotiated at arm’s length between Ohmyhome (BVI) and the Sellers and has been approved by the Board of Directors of the Company. In accordance with the terms of the SPA, the Sellers have committed to sell, convey, assign, transfer and deliver to Ohmyhome (BVI) 100% of the equity interest in Simply for a total purchase price of S$4.7 million (equivalent to approximately US$3.5 million). The purchase price is structured as S$1.71 million (approximately US$1.25 million) in cash (the “Purchase Cash”), and S$3 million (approximately US$2.19 million) in the form of newly issued shares of the Company. The issuance of the Company’s shares will occur in four tranches, (i) the completion tranche on the completion date of the SPA, (ii) the first tranche on the first anniversary of the completion date of the SPA, (iii) the second tranche on the second anniversary of the completion date of the SPA and (iv) the third tranche on the third anniversary of the completion date of the SPA. The closing of the transaction is conditioned upon completion of due diligence reviews of Simply and any required regulatory approvals. The SPA is governed by Singapore law. On October 6, 2023, the Company paid the Purchase Price and issued the completion tranche of Company’s shares to the Seller’s and the transaction was completed. In line with this acquisition, we have judged that post acquisition, Simply will be a significant subsidiary under Rule 1-02(w) of Regulation S-X and the pro forma financial information in connection with the acquisition is required by Article 11 of Regulation S-X. As such, on October 11, 2023, we have filed a Form 6-K in which we have provided the pro forma financial information as required by Article 11 of Regulation S-X. Furthermore, we have filed as exhibit 10.10 a copy of the SPA in the registration statement.

2.	We note your disclosure that part of the use of proceeds is intended to be used to finance the acquisitions announced on May 15 and May 16, 2023 should the acquisitions occur. To the extent material, please revise your Management’s Discussion and Analysis section and your Business section to describe the business and operations of each of Ohmyhome Property Inc. and HomerAI, including how management expects each acquisition to contribute to the business and operations of Ohmyhome Limited and its subsidiaries. Refer to Item 4 of Form F-1 and Items 4 and 5 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised in the Business section on page 107 of the Registration Statement to describe the business and operations of HomerAI, a product developed by Ohmyhome Pte. Ltd. As set forth in response to comment #1, the transaction with Ohmyhome Property Inc., which is related to the MOU announced on May 15, is in very early stage and non-binding in nature. Therefore, we do not believe the additional disclosures in MD&A section and the Business section is warranted and in fact can be misleading to the investors. Further, the transaction with Simply, which is related to the MOU announced on May 16, has been completed on October 6, 2023, and we have disclosed the acquisition in detail in the Registration Statement.

3.	We refer to the section of your website titled “Home Valuation,” which includes disclosure regarding HomerAI such as, “Introducing HomerAI by ohmyhome,” and “Say hi to HomerAI by ohmyhome.” This website disclosure suggests that you have already completed the acquisition of HomerAI. However, your disclosure elsewhere, including in this prospectus and recent Forms 6-K, suggests that currently HomerAI is a potential acquisition. Please revise to reconcile these disclosures or advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that, as stated in our response to comment #1, HomerAI is a product developed by Ohmyhome Pte. Ltd., a subsidiary of Ohmyhome Limited, and it is not a potential acquired entity or asset from a third party.

We have revised the Business section on page 107 of the Registration Statement to reflect the updated product information of HomerAI.

4.	Please revise to provide a discussion of the nature of the relationship between you and Ohmyhome Property Inc., including whether the memorandum of understanding with Ohmyhome Property Inc. was negotiated at arm’s length and whether these transactions were related party transactions. Please also revise to disclose, to the extent material, any intellectual property licensing arrangements between Ohmyhome Limited and/or its subsidiaries and Ohmyhome Property Inc.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company did not and does not have any organizational or equity interest in Ohmyhome Property Inc. Ohmyhome Property Inc., a Philippine company, is an independent service provider to our Singapore operating subsidiary Ohmyhome Pte. Ltd. (“Ohmyhome (S)”) in the Philippines pursuant to a service agreement dated January 4, 2021 and expires on January 4, 2024 (the “Service Agreement”).

Ohmyhome (S) set up a representative office in the Philippines in 2017 for the purpose of housing some technical support staff for our group, as disclosed under ‘Key Milestones’ section in our IPO Registration Statement (Registration No. 333-268691). Ohmyhome (S) did not have the real estate brokerage license to provide brokerage services in the Philippines. However, due to the COVID-19 pandemic and travel restrictions, we ceased our own marketing operation in the Philippines in January 2021. We believed that the Philippine market has great potential. To continue learning about the market and to allow us to gather interest in deciding whether to enter the market without making a physical commitment in the Philippines post-COVID, we entered into the Service Agreement with a business partner that established a local entity using the “Ohmyhome” brand (called “Ohmyhome Property Inc.”).

Ohmyhome (S) entered into the Service Agreement with Ohmyhome Property Inc. on January 4, 2021. That Service Agreement granted Ohmyhome Property Inc. the non-exclusive and non-assignable rights to use the trademark and brand name in the Philippines in exchange for Ohmyhome Property Inc.’s services to promote the “Ohmyhome” brand and platform in the Philippines. This arrangement enabled us to introduce the brand to potential partners including banks, property companies, real estate professionals and other relevant parties in the Philippines, and provide Ohmyhome (S) with industry insights and information about the Philippine market. As part of that Service Agreement, Ohmyhome Property Inc. agreed to commit resources to promote the brand locally. Meanwhile, Ohmyhome Property Inc. holds a real estate brokerage license in the Philippines and provides brokerage services for customers they gather. Under the Service Agreement, they can only use our brand until January 2024.

With the information provided by Ohmyhome Property Inc. as well as its relationship with the real estate developers in the Philippines, we are able to publish property listings on the platform for market testing and interest gathering purposes which allows us to continue assessing the market potential of the Philippine market and gauge customer’s acceptance of our brand.

From January 4, 2021, Ohmyhome Property Inc. also secured partnerships with more than 150 developers with over 80,000 properties for sale, and it has developed and launched its own technology product myElite.pro, a members-only property network with verified referral partners and salespersons and close to 5,000 verified members.

We believe that the technology product Ohmyhome Property Inc. developed has potential to be used for our existing markets and overseas expansion to other countries, and that its recently developed local partnerships allows it to have a viable business model if we decide to move forward on building a Philippine market.

We entered into a memorandum of understanding on May 15, 2023 (the “May 15 MOU”) to potentially invest or acquire Ohmyhome Property Inc. and started to conduct due diligence about it while we learn more about its product and negotiate terms with them. The May 15 MOU was conducted at arm’s length.

During the ongoing due diligence process, we learned of a debt that Ohmyhome Property Inc. has, and thus it makes business sense for us to take over it and become the largest creditor of the company as part of our ongoing negotiation to ease its immediate liabilities. We then signed a debt purchase agreement on July 3, 2023, as disclosed in the Recent development section in the Registration Statement.

We have revised page 4 of the Registration Statement to disclose the arrangements and the material terms of the Service Agreement.

5.	We refer to the website of myElite.pro, where it appears that general inquiries are directed to Ohmyhome’s email domain. To the extent Ohmyhome Limited and/or its subsidiaries have a relationship or affiliation with myElite.pro that is material to their business and/or operations, please revise the prospectus throughout to describe the relationship and its impact on the business, results of operations, and liquidity and capital resources of Ohmyhome Limited and its subsidiaries.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as discussed in response #4, myElite.pro is a technology product developed by Ohmyhome Property Inc. As part of the Service Agreement, we licensed our trademark to Ohmyhome Property Inc. as well as requiring them to provide information and insights into the market. For consistency of branding purposes, we have allowed them to use our domain name for email addresses for customer inquiries. We also provided customer relationship management tools to Ohmyhome Property Inc. to help them manage their customer inquiries and gain insights into the customer behaviors and contact information for us to access the viability of the market.

6.	Please revise to provide a discussion of the nature of the relationship between you and HomerAI, including whether the memorandum of understanding with HomerAI was negotiated at arm’s length and whether these transactions were related party transactions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that as discussed in several responses previously, HomerAI is an internally developed product by Ohmyhome Pte. Ltd., a subsidiary of Ohmyhome Limited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

7.	Please revise to describe the material terms of the debt Ohmyhome Limited purchased from Wong Kok Hoe, including the debtor, principal, interest rate, and maturity date.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that all the material terms of the debt purchase agreement among Ohmyhome Limited, Wong Kok Hoe, and Ohmyhome Property Inc are disclosed in the Recent Development section. The interest rate was 5% per annum, and the maturity date was March 31, 2023. We then believe it is irrelevant with Liquidity and Capital Resources under the MD&A section.

A copy of the debt purchase agreement dated July 3, 2023 has been filed as Exhibit 10.8 to the Registration Statement.

Exhibits

8.	Please file as exhibits the memorandum of understanding, plan of acquisition, and any other material contracts or agreements entered into in connection with each of the Ohmyhome Property Inc. and HomerAI acquisitions. Refer to Item 601 of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the May 15 MOU between Ohmyhome Property Inc. and Ohmyhome (S) is non-binding in nature and therefore should not be included as an exhibit to the registration statement.

9.	Please file as an exhibit the debt agreement between Ohmyhome Limited and Ohmyhome Property Inc.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a copy of the debt purchase agreement, dated July 3, 2023, among Ohmyhome Limited, Wong Kok Hoe, and Ohmyhome Property Inc has been filed as Exhibit 10.8 to the Registration Statement.

10.	Please file as exhibits any material intellectual property licensing agreements between Ohmyhome Limited and Ohmyhome Property Inc.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a copy of the Service Agreement between Ohmyhome Property Inc. and Ohmyhome (S) has been filed as Exhibit 10.9 to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Rhonda Wong
Rhonda Wong
Chief Executive Officer